UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2022 results

Financial Results and Business Overview

September 30, 2022

ICL Group Ltd

ICL Reports Record Third Quarter 2022 Results
Company continues to grow specialties impact by building on existing momentum and targeting long-term leadership opportunities

Tel Aviv, Israel, November 9, 2022 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the third quarter ended September 30, 2022. Consolidated sales of $2,519 million were up 41% year-over-year versus $1,790 million. Operating income of $935 million was up 191% versus $321 million, while adjusted operating income of $928 million was up 195% versus $315 million. Net income of $633 million was up 181%, while adjusted net income of $628 million was up 192%. Adjusted EBITDA of $1,049 million was up 139% versus $438 million. Adjusted EBITDA margin of 41.6% was up versus 24.5%. Earnings per share of $0.49 were up 188% versus $0.17.

Once again, ICL’s focus on long-term specialties solutions benefitted the company, as did additional upside from commodity prices, which began to ease following record-setting rates in the first half of the year.

“ICL delivered another quarter of record results, with record third quarter and year-to-date sales, operating income, EBITDA, operating cash flow and net profit, as well as a new production record at our Dead Sea site and year-to-date records for free cash flow and EPS. All three of our specialties businesses delivered record third quarter results, even with shifts in demand and continued global supply chain challenges,” said Raviv Zoller, president and CEO of ICL. “Our third quarter results reinforce our recent investor day message, which stressed our commitment to growing our leadership position across our differentiated businesses, as these represent significant long-term opportunities for ICL to deliver sustainable shareholder value.”

ICL expects to be at the upper end of its previously issued guidance range, which called for full year adjusted EBITDA of between $3,800 million to $4,000 million, with between $1,500 million to $1,600 million of this amount estimated to come from the company’s specialties focused businesses. (1a)

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the three and nine-month periods ended September 30, 2022 (Interim Financial Statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,500 people worldwide, and its 2021 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

 ICL Group Limited Q3 2022 Results 2

Financial Figures and non-GAAP Financial Measures

7-9/2022		7-9/2021		1-9/2022		1-9/2021		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	2,519	-	1,790	-	7,924	-	4,917	-	6,955	-
Gross profit	1,315	52	689	38	4,099	52	1,754	36	2,611	38
Operating income	935	37	321	18	2,976	38	749	15	1,210	17
Adjusted operating income (1)	928	37	315	18	2,947	37	736	15	1,194	17
Net income attributable to the shareholders of the Company	633	25	225	13	1,828	23	500	10	783	11
Adjusted net income - shareholders of the Company (1)	628	25	215	12	1,992	25	485	10	824	12
Diluted earnings per share (in dollars)	0.49	-	0.17	-	1.42	-	0.39	-	0.60	-
Diluted adjusted earnings per share (in dollars) (2)	0.49	-	0.17	-	1.55	-	0.38	-	0.64	-
Adjusted EBITDA (2)	1,049	42	438	24	3,309	42	1,100	22	1,687	24
Cash flows from operating activities	606	-	273	-	1,558	-	721	-	1,065	-
Purchases of property, plant and equipment and intangible assets (3)	184	-	128	-	535	-	426	-	611	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated. See the disclaimer below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and adjust items presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net". While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

 ICL Group Limited Q3 2022 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies, and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products, and Growing Solutions segments, and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

 ICL Group Limited Q3 2022 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income	935	321	2,976	749	1,210
Divestment related items and transaction costs from acquisitions (1)	(7)	(6)	(29)	(6)	(22)
Dispute and other settlement expenses (2)	-	-	-	(8)	5
Impairment and disposal of assets, provision for closure and restoration costs (3)	-	-	-	1	1
Total adjustments to operating income	(7)	(6)	(29)	(13)	(16)
Adjusted operating income	928	315	2,947	736	1,194
Net income attributable to the shareholders of the Company	633	225	1,828	500	783
Total adjustments to operating income	(7)	(6)	(29)	(13)	(16)
Total tax adjustments (4)	2	(4)	193	(2)	57
Total adjusted net income - shareholders of the Company	628	215	1,992	485	824

(1)
For 2022, reflects a capital gain related to the sale of an asset in Israel and related to the Company’s divestment of a 50%-owned joint venture, Novetide. For 2021, reflects a capital gain related to the sale of an asset in Israel and the divestment of the Industrial Products segment's Zhapu site in China, partially offset by an earnout adjustment relating to a divestment in previous years, as well as transaction costs related to acquisitions in Brazil.

(2)
For 2021, reflects settlement costs related to the termination of a partnership between ICL Iberia and Nobian, as well as reimbursement of arbitration costs related to a potash project in Ethiopia, which was partially offset by a reversal of a VAT provision following a court ruling in Brazil.

(3)
For 2021, reflects the write-off of a pilot investment in Spain that did not materialize and an increase in restoration costs, offset by a reversal of impairment due to the strengthening of phosphate prices.

(4)
For 2022, reflects tax expenses in respect of prior years following a settlement with Israeli’s Tax Authority regarding Israel's surplus profit levy which outlines understandings for the calculation of the levy, including the measurement of fixed assets and the tax impact of adjustments made to operational income. For additional information, see Note 7 to the Company’s interim Financial Statements. For 2021, the amount includes tax expenses related to the release of accumulated profits of the Company and certain Israeli subsidiaries that were exempt from tax until their distribution as a dividend, following a temporary provision to the Israeli Encouragement Law, as well as the tax impact of adjustments made to operational income.

  ICL Group Limited Q3 2022 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	635	242	1,877	534	832
Financing expenses, net	24	34	72	84	122
Taxes on income	276	45	1,027	132	260
Less: Share in earnings of equity-accounted investees	-	-	-	(1)	(4)
Operating income	935	321	2,976	749	1,210
Depreciation and amortization	121	123	362	364	493
Adjustments (1)	(7)	(6)	(29)	(13)	(16)
Total adjusted EBITDA (2)	1,049	438	3,309	1,100	1,687

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	633	225	1,828	500	783
Adjustments (1)	(7)	(6)	(29)	(13)	(16)
Total tax adjustments	2	(4)	193	(2)	57
Adjusted net income - shareholders of the Company	628	215	1,992	485	824
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,131	1,287,267	1,288,948	1,285,875	1,287,051
Diluted adjusted earnings per share (in dollars) (2)	0.49	0.17	1.55	0.38	0.64

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

  ICL Group Limited Q3 2022 Results 6

Events in the reporting period

1.	Limited export of fertilizers from Belarus, due to sanctions, and from Russia, following the war in Ukraine, resulted in a sharp increase in the price of MOP in the first half of 2022.

However, a build-up of stocks in the US and Brazil led to downward pressure on potash and phosphate prices during the quarter.

2.	Global inflation has risen sharply, mainly due to an unprecedented series of supply side shocks, led by Russia’s invasion of Ukraine driving energy prices to extraordinary levels.

The increased cost of living as well as geopolitical tensions have led to a mood of economic pessimism, uncertainty and tightening of global demand.

Central banks worldwide have reacted to inflationary pressures by increasing interest rates. The US Federal Reserve raised interest rates throughout recent months and has boosted the value of the US dollar relative to other currencies.

3.	Extreme weather conditions in some regions and geopolitical tensions have pushed global grain stocks and food security toward decade lows.

4.
The duration of sanctions, as well as the current geopolitical unrest cannot be predicted, and it is difficult to assess their future impact on ICL’s results and operations. The Company continuously reviews developments, making adjustments to minimize any adverse effects on the results of its activities.

  ICL Group Limited Q3 2022 Results 7

Consolidated Results Analysis

Results analysis for the period July – September 2022

Sales	Expenses	Operating income
$ millions

Q3 2021 figures	1,790	(1,469)	321
Total adjustments Q3 2021*	-	(6)	(6)
Adjusted Q3 2021 figures	1,790	(1,475)	315
Quantity	(144)	110	(34)
Price	992	-	992
Exchange rates	(119)	88	(31)
Raw materials	-	(208)	(208)
Energy	-	(32)	(32)
Transportation	-	(10)	(10)
Operating and other expenses	-	(64)	(64)
Adjusted Q3 2022 figures	2,519	(1,591)	928
Total adjustments Q3 2022*	-	7	7
Q3 2022 figures	2,519	(1,584)	935

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, phosphate fertilizers, white phosphoric acid (WPA) and elemental bromine. This was partially offset by higher sales volumes of potash and specialty raw materials used for energy storage solutions.

-
Price - The positive impact on operating income primarily related to an increase of $362 in the potash price (CIF) per ton year-over-year, as well as to an increase in the selling prices of phosphate fertilizers, specialty agriculture and FertilizerpluS products, white phosphoric acid (WPA), bromine-based flame retardants, phosphate-based food additives, bromine-based industrial solutions, and salts.

-
Exchange rates - The unfavorable impact on operating income was primarily related to the depreciation of the euro and the Chinese yuan against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur, caustic soda and potassium hydroxide (KOH) as well as higher costs of commodity fertilizers and raw materials used in production of industrial products.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs.

  ICL Group Limited Q3 2022 Results 8

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, sales commissions and royalty payments.

The following table sets forth sales by geographical regions based on the location of the customers:

7-9/2022		7-9/2021
$ millions	% of Sales	$ millions	% of Sales

Asia	685	27	476	27
Europe	671	27	495	28
South America	575	23	425	24
North America	445	18	291	16
Rest of the world	143	5	103	5
Total	2,519	100	1,790	100

-
Asia – The increase primarily relates to higher selling prices and sales volumes of potash and specialty raw materials used for energy storage solutions, as well as higher selling prices of bromine-based flame retardants and an increase in sales volumes of specialty agriculture and FertilizerpluS products and clear brine fluids. The increase was partially offset by a decrease in sales volumes of bromine-based flame retardants and phosphate fertilizers.

-
Europe – The increase primarily relates to higher selling prices of potash, white phosphoric acid (WPA), phosphate fertilizers, specialty agriculture and FertilzerpluS products, phosphate-based food additives and bromine-based flame retardants. The increase was partially offset by lower sales volumes of phosphate fertilizers, WPA, phosphorous-based flame retardants and potash, as well as unfavorable impact of the depreciation of the average exchange rate of the euro against the US dollar.

-
South America – The increase primarily relates to higher selling prices of potash, phosphate fertilizers and WPA, as well as higher sales volumes of specialty agriculture products. The increase was partially offset by a decrease in sales volumes of potash, clear brine fluids and WPA, as well as lower selling prices of specialty agriculture products.

-
North America – The increase primarily relates to higher selling prices and sales volumes of potash, phosphate fertilizers and bromine-based flame retardants, as well as higher selling prices of phosphate-based food additives and phosphorus-based flame retardants.

-	Rest of the world – The increase in sales was primarily related to higher sales volumes and selling prices of potash.

  ICL Group Limited Q3 2022 Results 9

Financing expenses, net

Net financing expenses in the third quarter of 2022 amounted to $24 million compared to $34 million in the corresponding quarter last year, a decrease of $10 million.

The main change is due to provisions for long-term employee benefits and lease revaluation income, which increased by $10 million due to depreciation of the Israeli shekel against the US dollar compared to an appreciation in the corresponding quarter.

Tax expenses

In the third quarter of 2022, the Company’s reported tax expenses amounted to $276 million, compared to $45 million in the corresponding quarter last year, reflecting an effective tax rate of 30% and 16%, respectively. The Company’s relatively high effective tax rate for this quarter was mainly due to the surplus profit levy. The Company's relatively low tax rate in the corresponding quarter resulted primarily from higher profit deriving from tax jurisdictions with lower effective tax rates.

  ICL Group Limited Q3 2022 Results 10

Results analysis for the period January – September 2022

Sales	Expenses	Operating income
$ millions

YTD 2021 figures	4,917	(4,168)	749
Total adjustments YTD 2021*	-	(13)	(13)
Adjusted YTD 2021 figures	4,917	(4,181)	736
New Brazilian Business' contribution	302	(248)	54
Quantity	(169)	120	(49)
Price	3,148	-	3,148
Exchange rates	(274)	187	(87)
Raw materials	-	(534)	(534)
Energy	-	(80)	(80)
Transportation	-	(84)	(84)
Operating and other expenses	-	(157)	(157)
Adjusted YTD 2022 figures	7,924	(4,977)	2,947
Total adjustments YTD 2022*	-	29	29
YTD 2022 figures	7,924	(4,948)	2,976

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-	New Brazilian businesses' contribution – In July 2021, the Company completed the acquisition of the South American Plant Nutrition business of ADS.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardant and bromine-based industrial solutions. This decrease was partially offset by higher sales volumes of acids, potash and specialty raw materials used for energy storage solutions.

-
Price – The positive impact on operating income was primarily related to an increase of $416 in the potash price (CIF) per ton year-over-year, as well as an increase in the selling prices of specialty agriculture and FertilizerpluS products, phosphate fertilizers, WPA, bromine and phosphorous-based flame retardants, bromine-based industrial solutions and salts.

-
Exchange rates - The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur, caustic soda and potassium hydroxide (KOH), as well as higher costs of commodity fertilizers and raw materials used in the production of industrial products.

-	Energy - The negative impact on operating income was due to an increase in electricity and gas prices, mainly in Europe and North America.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs, mainly in Europe.

  ICL Group Limited Q3 2022 Results 11

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs, sales commissions and royalty payments.

The following table sets forth sales by geographical regions based on the location of the customers:

1-9/2022		1-9/2021
$ millions	% of Sales	$ millions	% of Sales

Asia	2,151	27	1,322	27
Europe	2,201	28	1,642	33
South America	1,919	24	796	16
North America	1,219	15	857	17
Rest of the world	434	6	300	7
Total	7,924	100	4,917	100

-
Asia – The increase primarily relates to higher sales volumes and selling prices of potash, specialty raw materials used for energy storage solutions, bromine-based industrial solutions products, specialty agriculture and FertlizerpluS products, as well as an increase in the selling prices of bromine-based flame retardants and phosphate fertilizers. The increase was partially offset by a decrease in sales volumes of bromine-based flame retardants.

-
Europe – The increase primarily relates to higher selling prices of potash, WPA, phosphate fertilizers and bromine and phosphorous-based flame retardants, together with an increase in selling prices and sales volumes of specialty agriculture and FertilizerpluS products, industrial salts and phosphate-based food additives. The increase was partially offset by lower sales volumes of potash, phosphorous-based flame retardants and by an unfavorable impact of the depreciation of the average exchange rate of the euro against the US dollar.

-
South America – The increase primarily relates to higher sales volumes and selling prices of potash, specialty agriculture and FertilizerpluS products, as well as higher selling prices of phosphate fertilizers and WPA. This increase was partially offset by a decrease in sales volumes of clear brine fluids and WPA.

-
North America – The increase primarily relates to higher selling prices of potash, phosphate fertilizers, WPA, phosphate-based food additives and phosphorus-based flame retardants. The increase was partially offset by a decrease in sales volumes of potash and phosphorus-based flame retardants.

-	Rest of the world – The increase primarily relates to higher selling prices and sales volumes of potash, specialty agriculture products and WPA.

  ICL Group Limited Q3 2022 Results 12

Financing expenses, net

Net financing expenses in the nine-month period ended September 30, 2022, amounted to $72 million compared to $84 million in the corresponding period last year, a decrease of $12 million.

The main change is due to provisions for long-term employee benefits and lease revaluation income, which increased by $59 million due to higher depreciation of the Israeli shekel against the US dollar compared to the corresponding period. This was partially offset, for the same reason, by an increase of $40 million in losses from hedging transactions, as well as a $9 million decrease in capitalized interest income.

Tax expenses

For the nine-month period ended September 30, 2022, the Company's reported tax expenses that amounted to $1,027 million, reflecting a settlement agreement with the Israel Tax Authority regarding the surplus profit levy. Following the settlement agreement, the Company recorded tax expenses in respect of prior years in the amount of $188 million. The tax expenses for the period, excluding the said prior years expenses, amounted to $839 million compared to $132 million in the corresponding period last year, reflecting an effective tax rate of 29% and 20%, respectively. The Company’s relatively higher effective tax rate was the result of tax expenses relating to the surplus profit levy for the current period and higher profit deriving from tax jurisdictions with higher effective tax rates.

  ICL Group Limited Q3 2022 Results 13

Industrial Products Segment information as of September 30, 2022 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based, products and functional fluids.

Results of operations

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	437	387	1,417	1,195	1,617
Sales to external customers	428	383	1,394	1,183	1,601
Sales to internal customers	9	4	23	12	16
Segment Operating Income	154	105	533	324	435
Depreciation and amortization	16	16	46	47	65
Segment EBITDA	170	121	579	371	500
Capital expenditures	23	18	63	49	74

Highlights and business environment

•	Sales of elemental bromine were at the same level year-over-year. Lower volume driven by a slowdown in bromine-based flame retardants demand was offset by higher prices.

•	Sales of bromine-based flame retardants were slightly higher year-over-year mainly due to higher prices in most markets, partially offset by softening demand in the electronics sector.

•	Phosphorus-based flame retardants’ sales decreased year-over-year, mainly due to resumption of production and exports by Chinese manufacturers.

•	High oil and gas prices led to higher year-over-year demand for clear brine fluids for increased drilling activities, mainly in the Middle East.

•	Sales of Dead Sea salts increased year-over-year due to higher pricing, mainly of industrial KCl for the oil drilling market.

  ICL Group Limited Q3 2022 Results 14

Industrial Products Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period July – September 2022

Sales	Expenses	Operating income
$ millions

Q3 2021 figures	387	(282)	105
Quantity	(54)	37	(17)
Price	118	-	118
Exchange rates	(14)	10	(4)
Raw materials	-	(24)	(24)
Energy	-	(4)	(4)
Transportation	-	(5)	(5)
Operating and other expenses	-	(15)	(15)
Q3 2022 figures	437	(283)	154

-	Quantity – The negative impact on operating income was primarily related to decreased sales volumes of bromine and phosphorus-based flame retardants and elemental bromine.

-	Price – The positive impact on operating income was mainly due to higher selling prices of bromine-based flame retardants and bromine-based industrial solutions.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily due to increased prices of raw materials.

-	Transportation – The negative impact on operating income primarily resulted from higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments.

  ICL Group Limited Q3 2022 Results 15

Industrial Products Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period January – September 2022

Sales	Expenses	Operating income
$ millions

YTD 2021 figures	1,195	(871)	324
Quantity	(146)	103	(43)
Price	402	-	402
Exchange rates	(34)	19	(15)
Raw materials	-	(68)	(68)
Energy	-	(8)	(8)
Transportation	-	(21)	(21)
Operating and other expenses	-	(38)	(38)
YTD 2022 figures	1,417	(884)	533

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, as well as bromine based industrial solutions and clear brine fluids.

-	Price – The positive impact on operating income was due to higher selling prices of bromine and phosphorus-based flame retardants, as well as bromine based industrial solutions.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily due to increased costs of raw materials.

-	Energy – The negative impact on operating income was primarily due to increased electricity and gas prices.

-	Transportation – The negative impact on the segment’s operating income was primarily related to higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments.

  ICL Group Limited Q3 2022 Results 16

Potash Segment information as of September 30, 2022 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium, and electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea at Sodom Israel and conventional mining from an underground mine in Spain. The segment also includes the production and sale of pure magnesium and magnesium alloys, as well as the production and sale of chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity to ICL companies in Israel (surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

Results of operations

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	854	400	2,600	1,129	1,776
Potash sales to external customers	684	310	2,142	860	1,401
Potash sales to internal customers	55	27	148	76	94
Other and eliminations (1)	115	63	310	193	281
Gross Profit	615	209	1,836	498	870
Segment Operating Income	496	84	1,482	155	399
Depreciation and amortization	41	37	121	108	148
Segment EBITDA	537	121	1,603	263	547
Capital expenditures	79	58	254	185	270
Potash price - CIF ($ per ton)	697	335	712	296	356

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per ton of $697 was 13% lower compared to the second quarter of 2022 and 108% higher year-over-year.

•
The Grain Price Index decreased during the third quarter following a decrease in soybean and corn prices by 16.3% and 8.1%, respectively, in light of a bearish macroeconomic outlook and losses in other food commodities. However, the decrease in the Grain Price Index was partially offset by an increase in rice and wheat prices by 6.6% and 1.6%, respectively. The increase in rice prices is due to restricted supply and tight stocks in Thailand, lower planted areas in the US, a flood in Pakistan and export quotas in India. Wheat prices increased due to impact of the escalation of the Russia – Ukraine war.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in October 2022, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.6% for the 2022/23 agriculture year, compared to 28.3% for the 2021/22 agriculture year and 29.2% for the 2020/21 agriculture year.

  ICL Group Limited Q3 2022 Results 17

Potash Segment information as of September 30, 2022 (Unaudited)

•
In August 2022, ICL signed a binding memorandum of understanding ("MOU") with a European customer to supply 300,000 metric tons of potash annually. The terms of the MOU will be incorporated into a definitive long-term agreement, which will become effective in January 2023, and will remain effective for a period of two consecutive years with an automatic renewal for successive periods of one year each. The price will be based on prevailing market prices and in accordance with mutual understandings with the customer. The product shall be manufactured and delivered from ICL’s plants in Israel and Spain.

ICL Dead Sea

•
In June 2022, an unexpected flow of brine was discovered above ground at the outskirts of an alluvial fan area which, according to initial tests by the Company, appears to have resulted from a combination of seepage from a certain area of the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9), which according to the Company's estimations does not exceed the approved design specifications of P-9, and unique ground conditions. The Company has taken steps to create solutions for the short and long term and intends to rectify any resulting environmental impacts to the extent required. For further information, please see Note 7 to the Company’s interim Financial Statements.

ICL Iberia

•
Operational and geological challenges at ICL Iberia’s mine negatively impacted production during the second and third quarters. ICL Iberia has initiated performance improvement measured which are expected to increase production. In addition, a ramp up at the site's flotation plant is planned to be completed by year end. These actions should enable ICL Iberia to reach and sustain a one-million-ton production capacity level while lowering its cost per ton.

Metal Magnesium

•	Annual contracts secured at high prices, supported by stable and sustainable production, drove an increase in sales year-over-year, despite a softening of demand in the metal magnesium market.

  ICL Group Limited Q3 2022 Results 18

Potash Segment information as of September 30, 2022 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	07-09/2022	07-09/2021	VS Q3 2021	04-06/2022	VS Q2 2022

Granular potash – Brazil	CFR spot ($ per ton)	844	674	25.2%	1115	(24.3)%
Granular potash – Northwest Europe	CIF spot/contract (€ per ton)	875	409	113.9%	869	0.7%
Standard potash – Southeast Asia	CFR spot ($ per ton)	873	449	94.4%	929	(6.0)%
Potash imports
To Brazil	million tons	2.9	4	(27.5)%	3.6	(19.4)%
To China	million tons	2.1	1.5	40.0%	2	5.0%
To India	million tons	0.55	0.7	(21.4)%	0.55	0.0%

Sources: CRU (Fertilizer Week Historical Price: October 2022), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tons	7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021

Production	1,163	1,152	3,467	3,326	4,514
Total sales (including internal sales)	1,134	1,064	3,431	3,287	4,434
Closing inventory	391	314	391	314	355

Third quarter 2022

-	Production – Production was 11 thousand tons higher year-over-year mainly due to operational improvements implemented at ICL Dead Sea.

-	Sales – The quantity of potash sold was 70 thousand tons higher year-over-year, mainly due to higher sales quantities to China, India and the US, offset by lower sales to Brazil.

1-9/2022

-
Production – In the nine-month period ended September 30, 2022, potash production was 141 thousand tons higher than the corresponding period last year, mainly due to higher production at ICL Dead Sea due to operational improvements, as well as higher production at ICL Iberia following the connection of the ramp to the Cabanasses mine.

-
Sales – The quantity of potash sold in the nine-month period ended September 30, 2022, was 144 thousand tons higher year-over-year, mainly due to higher sales to Brazil, China, and India, partially offset by lower sales to the US and Spain.

  ICL Group Limited Q3 2022 Results 19

Potash Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period July – September 2022

Sales	Expenses	Operating income
$ millions

Q3 2021 figures	400	(316)	84
Quantity	10	1	11
Price	471	-	471
Exchange rates	(27)	11	(16)
Raw materials		(3)	(3)
Energy	-	(25)	(25)
Transportation	-	4	4
Operating and other expenses	-	(30)	(30)
Q3 2022 figures	854	(358)	496

-	Quantity – The positive impact on operating income was primarily related to increased potash sales volumes from ICL Dead Sea site.

-	Price – The positive impact on operating income resulted primarily from an increase of $362 in the potash price (CIF) per ton year-over-year.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments.

  ICL Group Limited Q3 2022 Results 20

Potash Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period January – September 2022

Sales	Expenses	Operating income
$ millions

YTD 2021 figures	1,129	(974)	155
Quantity	23	(14)	9
Price	1,515	-	1,515
Exchange rates	(67)	24	(43)
Raw materials		(6)	(6)
Energy	-	(50)	(50)
Transportation	-	(17)	(17)
Operating and other expenses	-	(81)	(81)
YTD 2022 figures	2,600	(1,118)	1,482

-	Quantity – The positive impact on operating income was primarily related to increased potash sales volumes from ICL Dead Sea and ICL Iberia.

-	Price – The positive impact on operating income resulted primarily from an increase of $416 in the potash price (CIF) per ton year-over-year.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to increased costs of raw materials.

-	Energy - The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments.

  ICL Group Limited Q3 2022 Results 21

Phosphate Solutions Segment information as of September 30, 2022 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Sales of phosphate specialties of $455 million and operating income of $98 million in the third quarter of 2022 were approximately 32% and 158% higher, respectively, compared to the third quarter of 2021. The increase in operating income was driven mainly by higher prices which offset increased raw material costs, as well as energy and other production costs. Despite ongoing supply chain challenges, the segment’s global production footprint enabled it to provide reliable supply to its customers worldwide.

Sales of phosphate commodities amounted to $311 million, approximately 22% higher than in the third quarter of 2021, primarily due to a significant increase in market prices. Operating income of $95 million, a year-over-year increase of $45 million, was primarily due to higher prices, partially offset by higher costs of raw materials, mainly sulphur.

Results of operations

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	766	599	2,479	1,683	2,254
Sales to external customers	697	554	2,277	1,560	2,087
Sales to internal customers	69	45	202	123	167
Segment Operating Income	193	88	661	207	294
Depreciation and amortization*	46	53	140	161	207
Segment EBITDA	239	141	801	368	501
Capital expenditures	72	51	181	166	228

*    For Q3 2022, comprised of $13 million in phosphate specialties and $33 million in phosphate commodities. For Q3 2021, $13 million in phosphate specialties and $40 million in phosphate commodities.

Highlights and business environment

•
The specialty phosphates business benefited from strong demand and higher prices in all regions, despite continuing supply-chain challenges, which negatively impacted raw material and production costs.

•	White phosphoric acid (WPA) sales increased year-over-year, driven by higher selling prices in all regions, partially offset by increasing raw material costs.

•	The Company's YPH joint venture in China continued to experience growing demand for specialty raw materials used for energy storage solutions.

•	Sales of dairy proteins increased substantially year-over-year, driven by strong demand for the segment's specialty milk powders and other food applications.

•
In the third quarter, phosphate specialties’ major raw material suppliers experienced significant unplanned production downtime. However, the segment’s global production and logistical network enabled business continuation.

  ICL Group Limited Q3 2022 Results 22

Phosphate Solutions Segment information as of September 30, 2022 (Unaudited)

•
Phosphate fertilizer prices decreased in the quarter mainly due to a decrease in demand and OCP's (Morocco) notification regarding increased production at its Jorf Lasfar site. This decrease occurred despite China's declaration regarding combined DAP/MAP/TSP/NPS export quotas for the third quarter, as global sulphur market prices decreased sharply.

-	In India, DAP prices decreased following orders for a total of 6 million tons in 2022.

-
In the US, the DAP/MAP price decrease was moderated by a lack of imports towards the scheduled closure of the Mississippi river system (late October/early November) and the halt in production at Mosaic’s plants in Florida due to Hurricane Ian.

-	In Brazil, MAP prices decreased due to high imported stocks, mainly from Russia.

•
IFFCO (India) finalized its phosphoric acid supply contracts for the fourth quarter of 2022 with at least one major supplier at $1,200/t P2O5 CFR, down by $515/t. In addition, OCP (Morocco) reported it settled its Phosphoric acid supply contracts to Western Europe at $1,280 - $1,410/t P2O5 CFR, down by $553/t.

•
In October 2022, ICL announced that it plans to build a $400 million lithium iron phosphate (“LFP”) cathode active material manufacturing plant in St. Louis, Missouri. This is expected to be the first large-scale LFP material manufacturing plant in the US. The Company was awarded $197 million through Bipartisan Infrastructure Law funding, which is subject to the completion of negotiations with the Department of Energy. The plant is expected to be operational by 2024 and will produce high-quality LFP material for the global lithium battery industry using, primarily, a domestic supply chain.

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per ton	07-09/2022	07-09/2021	VS Q3 2021	04-06/2022	VS Q2 2022

DAP	CFR India Bulk Spot	863	643	34%	955	(10)%
TSP	CFR Brazil Bulk Spot	797	629	27%	1034	(23)%
SSP	CFR Brazil inland 18-20% P2O5 Bulk Spot	423	334	27%	602	(30)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	193	176	10%	455	(58)%

Source: CRU (Fertilizer Week Historical Prices, October 2022).

  ICL Group Limited Q3 2022 Results 23

Phosphate Solutions Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period July - September 2022

Sales	Expenses	Operating income
$ millions

Q3 2021 figures	599	(511)	88
Quantity	(37)	23	(14)
Price	251	-	251
Exchange rates	(47)	37	(10)
Raw materials	-	(124)	(124)
Energy	-	(3)	(3)
Operating and other expenses	-	5	5
Q3 2022 figures	766	(573)	193

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of white phosphoric acid (WPA), mainly in Europe and South America, as well as lower sales volumes of fertilizers produced in YPH due to a maintenance shutdown and limitations on export quotes. This was partially offset by an increase in sales volumes of specialty raw materials used for energy storage solutions.

-
Price – The positive impact on operating income was primarily related to an increase in the selling prices of WPA, salts and phosphate-based food additives in all regions, as well as phosphate fertilizers.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur, as well as caustic soda and potassium hydroxide (KOH).

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs and royalty payments.

  ICL Group Limited Q3 2022 Results 24

Phosphate Solutions Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period January – September 2022

Sales	Expenses	Operating income
$ millions

YTD 2021 figures	1,683	(1,476)	207
Quantity	97	(69)	28
Price	795	-	795
Exchange rates	(96)	72	(24)
Raw materials	-	(325)	(325)
Energy	-	(7)	(7)
Transportation	-	(11)	(11)
Operating and other expenses	-	(2)	(2)
YTD 2022 figures	2,479	(1,818)	661

-
Quantity – The positive impact on operating income was driven mainly by strong sales volumes of WPA, specialty raw materials used for energy storage solutions, salts and dairy proteins products. This was partially offset by lower sales volumes of phosphate fertilizers.

-	Price – The positive impact on operating income was primarily related to an increase in the selling prices of phosphate fertilizers, WPA, salts and phosphate-based food additives in all regions.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur, as well as caustic soda and potassium hydroxide (KOH).

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe and North America.

-	Transportation – The negative impact on operating income resulted primarily from increased marine and inland transportation costs.

  ICL Group Limited Q3 2022 Results 25

Growing Solutions Segment information as of September 30, 2022 (Unaudited)

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate, polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment works continuously to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), its FertilizerpluS range, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, it decided to change its managerial structure so that, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. Comparative figures have been restated to reflect the structural change of the reportable segments.

Results of operations

7-9/2022	7-9/2021	1-9/2022	1-9/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	629	504	1,895	1,178	1,670
Sales to external customers	618	495	1,863	1,163	1,644
Sales to internal customers	11	9	32	15	26
Segment Operating Income	112	52	346	93	135
Depreciation and amortization	15	15	46	41	62
Segment EBITDA	127	67	392	134	197
Capital expenditures	25	13	63	36	74

  ICL Group Limited Q3 2022 Results 26

Growing Solutions Segment information as of September 30, 2022 (Unaudited)

Highlights and business environment

•	The Growing Solutions (formerly Innovative Ag Solutions) segment's profit for the third quarter increased year-over-year mainly due to higher selling prices in most regions and business lines.

•	The increase in market prices was driven by higher raw material costs, primarily nitrogen, phosphate, and potash.

•
Sales to the specialty agriculture market increased year-over-year, due to higher sales prices of straights fertilizers, liquid NPKs, water soluble NPKs, and controlled-release fertilizers, as well as the strong performance of newly acquired companies in Brazil. An increase in selling prices was prevalent in all regions.

•	Sales of the Turf and Ornamental business (T&O) increased year-over-year, mainly due to higher selling prices.

•	Sales of FertilizerpluS (the Company’s Polysulphate line of products) increased year-over-year due to higher selling prices and sales volumes.

•
In August 2022, ICL signed a multi-year, strategic, collaboration agreement with Lavie Bio Ltd., according to which it will invest $10 million in Lavie Bio under a SAFE (simple agreement for future equity). The collaboration will focus on developing novel bio-stimulant products to enrich fertilizer efficiency. Ag-biologicals are externally applied products and used to optimize overall plant and soil health.

•
In September 2022, ICL launched a biodegradable coated fertilizer technology - eqo.x, controlled release urea designed for open field agriculture. This solution will help farmers maximize agricultural crop performance, while also limiting environmental impact by reducing nutrient loss and increasing nutrient use efficiency (NUE). The eqo.x release technology is the first offering in the market to provide a controlled release fertilizer (CRF) coating for urea which biodegrades more rapidly, and was specifically designed to meet future European fertilizer standards set to go into effect in 2026.

ICL Boulby

•	In the third quarter, the production of polysulphate increased by 9% year-over-year to 216 thousand tons.

  ICL Group Limited Q3 2022 Results 27

Growing Solutions Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period July – September 2022

Sales	Expenses	Operating income
$ millions

Q3 2021 figures	504	(452)	52
Quantity	(69)	53	(16)
Price	225	-	225
Exchange rates	(31)	29	(2)
Raw materials	-	(116)	(116)
Energy	-	(6)	(6)
Transportation	-	(9)	(9)
Operating and other expenses	-	(16)	(16)
Q3 2022 figures	629	(517)	112

-	Quantity – The negative impact on operating income was due to lower sales volumes of specialty agriculture and FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily specialty agriculture and FertilizerpluS products.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers.

-	Energy – The negative impact on operating income was primarily due to increased electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher sales commissions and operational costs.

  ICL Group Limited Q3 2022 Results 28

Growing Solutions Segment information as of September 30, 2022 (Unaudited)

Results analysis for the period January – September 2022

Sales	Expenses	Operating income
$ millions

YTD 2021 figures	1,178	(1,085)	93
New Brazilian Business' contribution	302	(248)	54
Quantity	(91)	68	(23)
Price	586	-	586
Exchange rates	(80)	72	(8)
Raw materials	-	(265)	(265)
Energy	-	(20)	(20)
Transportation	-	(35)	(35)
Operating and other expenses	-	(36)	(36)
YTD 2022 figures	1,895	(1,549)	346

-	New Brazilian businesses contribution – In July 2021, the Company completed the acquisition of the South American Plant Nutrition business of ADS.

-
Quantity – The negative impact on operating income was due to a decrease in sales volumes of specialty agriculture products. The decrease was partially offset by higher sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily specialty agriculture and FertilizerpluS products.

-
Exchange rate – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher sales commissions and operational costs.

  ICL Group Limited Q3 2022 Results 29

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the third quarter of 2022, cash flow provided by operating activities amounted to $606 million, compared to $273 million in the corresponding quarter last year. The increase was mainly due to stronger operating results in the current quarter.

Net cash used in investing activities

In the third quarter of 2022, net cash used in investing activities amounted to $176 million, compared to $296 million in the corresponding quarter last year. The decrease was mainly due to business acquisitions in Brazil, which was partially offset by proceeds from the divestiture of businesses in the corresponding quarter last year.

Net cash used in financing activities

In the third quarter of 2022, net cash used in financing activities amounted to $337 million, compared to $2 million net cash provided by financing activities in the corresponding quarter last year. The increase in the net cash used in financing activities was mainly due to higher dividend payments in the current quarter, along with higher receipt of long-term debt in the corresponding quarter last year.

Outstanding net debt

As of September 30, 2022, ICL’s net financial liabilities amounted to $2,181 million, a decrease of $268 million compared to December 31, 2021.

Credit facilities

The total amount of the Company's securitization facility framework is $300 million. As of September 30, 2022, ICL utilized approximately $256 million of the facility’s framework.

In July 2022, the long-term credit facility decreased by $100 million following an agreement on early termination with one of the banks, a few months prior to the official termination date. The updated total credit facility is $1,100 million, of which $325 million was utilized as of September 30, 2022.

Ratings and financial covenants

Fitch Ratings

In June 2022, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July 2022, S&P credit rating reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of September 30, 2022, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

  ICL Group Limited Q3 2022 Results 30

Critical Accounting Estimates

In the nine and three month periods ended September 30, 2022, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Board of Directors and Senior Management Updates

In September 2022, Yaniv Kabalek was appointed President, Industrial Products Division, and is considered an office holder of the Company, following a tragic car accident that occurred on July 29, 2022, in Israel in which Anat Tal-Ktalav, President, Industrial Products Division, and Nitzan Moshe, EVP, Global Operations, were killed. The responsibilities of Nitzan Moshe, such as safety, sustainability, risk management and QA were divided among other executive management members.

Following the accident, on September 14, 2022, ICL’s HR & Compensation Committee and Board of Directors approved the termination package for Anat Tal-Ktalav and Nitzan Moshe, in accordance with ICL’s compensation policy.

Risk Factors

In the nine and three month periods ended September 30, 2022, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Legal Proceedings

For information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2022 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the third quarter of 2022 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first and second quarters of 2022 published by the Company (the "prior quarterly reports"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

  ICL Group Limited Q3 2022 Results 31

Consolidated Financial Statements (Unaudited)

As of September 30, 2022

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

September 30, 2022	September 30, 2021	December 31, 2021
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	498	301	473
Short-term investments and deposits	92	88	91
Trade receivables	1,672	1,210	1,418
Inventories	1,982	1,409	1,570
Prepaid expenses and other receivables	361	453	357
Total current assets	4,605	3,461	3,909

Non-current assets
Deferred tax assets	152	157	147
Property, plant and equipment	5,764	5,632	5,754
Intangible assets	825	927	867
Other non-current assets	252	395	403
Total non-current assets	6,993	7,111	7,171

Total assets	11,598	10,572	11,080

Current liabilities
Short-term debt	481	597	577
Trade payables	1,066	885	1,064
Provisions	45	56	59
Other payables	1,040	740	912
Total current liabilities	2,632	2,278	2,612

Non-current liabilities
Long-term debt and debentures	2,290	2,426	2,436
Deferred tax liabilities	412	391	384
Long-term employee liabilities	398	606	564
Long-term provisions and accruals	262	276	278
Other	61	73	70
Total non-current liabilities	3,423	3,772	3,732

Total liabilities	6,055	6,050	6,344

Equity
Total shareholders’ equity	5,310	4,328	4,527
Non-controlling interests	233	194	209
Total equity	5,543	4,522	4,736

Total liabilities and equity	11,598	10,572	11,080

The accompanying notes are an integral part of these condensed consolidated financial statements.

  ICL Group Limited Q3 2022 Results 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	December 31, 2021
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	2,519	1,790	7,924	4,917	6,955
Cost of sales	1,204	1,101	3,825	3,163	4,344

Gross profit	1,315	689	4,099	1,754	2,611

Selling, transport and marketing expenses	300	288	900	763	1,067
General and administrative expenses	70	69	213	198	276
Research and development expenses	18	16	53	45	64
Other expenses	-	9	6	39	57
Other income	(8)	(14)	(49)	(40)	(63)

Operating income	935	321	2,976	749	1,210

Finance expenses	57	54	262	116	216
Finance income	(33)	(20)	(190)	(32)	(94)

Finance expenses, net	24	34	72	84	122

Share in earnings of equity-accounted investees	-	-	-	1	4

Income before taxes on income	911	287	2,904	666	1,092

Taxes on income	276	45	1,027	132	260

Net income	635	242	1,877	534	832

Net income attributable to the non-controlling interests	2	17	49	34	49

Net income attributable to the shareholders of the Company	633	225	1,828	500	783

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.49	0.18	1.42	0.40	0.61

Diluted earnings per share (in dollars)	0.49	0.17	1.42	0.39	0.60

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,287,881	1,283,563	1,286,698	1,282,171	1,282,807

Diluted (in thousands)	1,290,131	1,287,267	1,288,948	1,285,875	1,287,051

The accompanying notes are an integral part of these condensed consolidated financial statements.

  ICL Group Limited Q3 2022 Results 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	December 31, 2021
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	635	242	1,877	534	832

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(138)	(73)	(275)	(91)	(105)
Change in fair value of cash flow hedges transferred to the statement of income	18	(6)	94	10	(15)
Effective portion of the change in fair value of cash flow hedges	(13)	-	(122)	(26)	13
Tax relating to items that will be reclassified subsequently to net income	(2)	2	6	4	-
	(135)	(77)	(297)	(103)	(107)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	-	49	-	168	155
Actuarial gains from defined benefit plans	24	10	84	28	85
Tax relating to items that will not be reclassified to net income	(4)	(14)	(14)	(29)	(44)
	20	45	70	167	196

Total comprehensive income	520	210	1,650	598	921

Comprehensive income (loss) attributable to the non-controlling interests	(10)	16	24	36	54

Comprehensive income attributable to the shareholders of the Company	530	194	1,626	562	867

The accompanying notes are an integral part of these condensed consolidated financial statements.

  ICL Group Limited Q3 2022 Results 35

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2022	September 30,2021	September 30, 2022	September 30, 2021	December 31, 2021
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	635	242	1,877	534	832
Adjustments for:
Depreciation and amortization	121	123	362	364	490
Reversal of fixed assets impairment	-	-	-	(9)	(6)
Exchange rate, interest and derivative, net	45	29	161	82	99
Tax expenses	276	45	1,027	132	260
Change in provisions	(16)	(4)	(75)	(13)	(4)
Other	(5)	(12)	(19)	(2)	(21)
	421	181	1,456	554	818

Change in inventories	(160)	(139)	(455)	(112)	(267)
Change in trade receivables	84	(34)	(364)	(208)	(426)
Change in trade payables	(41)	33	58	108	274
Change in other receivables	32	20	(58)	(20)	9
Change in other payables	68	55	59	26	107
Net change in operating assets and liabilities	(17)	(65)	(760)	(206)	(303)

Interest paid, net	(13)	(18)	(68)	(73)	(89)
Income taxes paid, net of refund	(420)	(67)	(947)	(88)	(193)

Net cash provided by operating activities	606	273	1,558	721	1,065

Cash flows from investing activities
Proceeds (payments) from deposits, net	1	109	(37)	207	355
Business combinations	-	(303)	(18)	(367)	(365)
Purchases of property, plant and equipment and intangible assets	(184)	(128)	(535)	(426)	(611)
Proceeds from divestiture of assets and businesses, net of transaction expenses	7	25	29	25	39
Other	-	1	14	4	3
Net cash used in investing activities	(176)	(296)	(547)	(557)	(579)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(376)	(68)	(852)	(169)	(276)
Receipt of long-term debt	201	620	734	1,117	1,230
Repayments of long-term debt	(183)	(458)	(798)	(913)	(1,120)
Receipts (repayments) of short-term debt, net	21	(92)	(51)	(108)	(58)
Receipts (payments) from transactions in derivatives	-	-	19	(18)	(17)
Other	-	-	-	-	(3)
Net cash provided by (used in) financing activities	(337)	2	(948)	(91)	(244)

Net change in cash and cash equivalents	93	(21)	63	73	242
Cash and cash equivalents as of the beginning of the period	426	318	473	214	214
Net effect of currency translation on cash and cash equivalents	(21)	4	(38)	14	17
Cash and cash equivalents as of the end of the period	498	301	498	301	473

The accompanying notes are an integral part of these condensed consolidated financial statements.

  ICL Group Limited Q3 2022 Results 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended September 30, 2022
Balance as of July 1, 2022	548	227	(568)	116	(260)	5,090	5,153	243	5,396

Share-based compensation	1	5	-	(3)	-	-	3	-	3
Dividends	-	-	-	-	-	(376)	(376)	-	(376)
Comprehensive income	-	-	(126)	3	-	653	530	(10)	520
Balance as of September 30, 2022	549	232	(694)	116	(260)	5,367	5,310	233	5,543

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended September 30, 2021
Balance as of July 1, 2021	547	217	(355)	111	(260)	3,941	4,201	178	4,379

Share-based compensation	-	2	-	(1)	-	-	1	-	1
Dividends	-	-	-	-	-	(68)	(68)	-	(68)
Comprehensive Income	-	-	(72)	33	-	233	194	16	210
Balance as of September 30, 2021	547	219	(427)	143	(260)	4,106	4,328	194	4,522

The accompanying notes are an integral part of these condensed consolidated financial statements.
  ICL Group Limited Q3 2022 Results 37

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the nine-month period ended September 30, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	8	-	-	-	-	9	-	9
Dividends	-	-	-	-	-	(852)	(852)	-	(852)
Comprehensive income	-	-	(250)	(22)	-	1,898	1,626	24	1,650
Balance as of September 30, 2022	549	232	(694)	116	(260)	5,367	5,310	233	5,543

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the nine-month period ended September 30, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	1	15	-	(11)	-	-	5	-	5
Dividends	-	-	-	-	-	(169)	(169)	-	(169)
Comprehensive income	-	-	(93)	132	-	523	562	36	598
Balance as of September 30, 2021	547	219	(427)	143	(260)	4,106	4,328	194	4,522

The accompanying notes are an integral part of these condensed consolidated financial statements
  ICL Group Limited Q3 2022 Results 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the year ended December 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	2	20	-	(16)	-	-	6	-	6
Dividends	-	-	-	-	-	(276)	(276)	(3)	(279)
Comprehensive income	-	-	(110)	132	-	845	867	54	921
Balance as of December 31, 2021	548	224	(444)	138	(260)	4,321	4,527	209	4,736

The accompanying notes are an integral part of these condensed consolidated financial statements.
  ICL Group Limited Q3 2022 Results 39

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard its vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2021 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

  ICL Group Limited Q3 2022 Results 40

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions (formerly, Innovative Ag Solutions).

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, it decided to change its managerial structure so that, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the potash and phosphate solutions segments, respectively, to the Growing Solutions segment. Comparative figures have been restated to reflect the structural change of the reportable segments.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

  ICL Group Limited Q3 2022 Results 41

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, while integrating and generating synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), organic fertilizers, water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

  ICL Group Limited Q3 2022 Results 42

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2022

Sales to external parties	428	770	697	618	6	-	2,519
Inter-segment sales	9	84	69	11	-	(173)	-
Total sales	437	854	766	629	6	(173)	2,519

Segment operating income (loss)	154	496	193	112	(3)	(24)	928
Other income not allocated to the segments							7
Operating income							935

Financing expenses, net							(24)
Income before income taxes							911

Depreciation and amortization	16	41	46	15	1	2	121

Capital expenditures	23	79	72	25	3	6	208

  ICL Group Limited Q3 2022 Results 43

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2021

Sales to external parties	383	353	554	495	5	-	1,790
Inter-segment sales	4	47	45	9	1	(106)	-
Total sales	387	400	599	504	6	(106)	1,790

Segment operating income (loss)	105	84	88	52	(3)	(11)	315
Other income not allocated to the segments							6
Operating income							321

Financing expenses, net							(34)
Income before income taxes							287

Depreciation and amortization	16	37	53	15	1	1	123

Capital expenditures	18	58	51	13	1	4	145
Capital expenditures as part of business combination	-	-	-	307	-	-	307

  ICL Group Limited Q3 2022 Results 44

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2022

Sales to external parties	1,394	2,375	2,277	1,863	15	-	7,924
Inter-segment sales	23	225	202	32	2	(484)	-
Total sales	1,417	2,600	2,479	1,895	17	(484)	7,924

Segment operating income (loss)	533	1,482	661	346	(7)	(68)	2,947
Other income not allocated to the segments							29
Operating income							2,976

Financing expenses, net							(72)
Income before income taxes							2,904

Depreciation and amortization	46	121	140	46	2	7	362

Capital expenditures	63	254	181	63	7	10	578

 ICL Group Limited Q3 2022 Results 45

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2021

Sales to external parties	1,183	992	1,560	1,163	19	-	4,917
Inter-segment sales	12	137	123	15	2	(289)	-
Total sales	1,195	1,129	1,683	1,178	21	(289)	4,917

Segment operating income (loss)	324	155	207	93	(7)	(36)	736
Other income not allocated to the segments							13
Operating income							749

Financing expenses, net							(84)
Share in earnings of equity-accounted investees							1
Income before income taxes							666

Depreciation and amortization	47	108	161	41	2	5	364

Capital expenditures	49	185	166	36	4	10	450
Capital expenditures as part of business combination	-	-	-	377	-	-	377

 ICL Group Limited Q3 2022 Results 46

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021

Sales to external parties	1,601	1,598	2,087	1,644	25	-	6,955
Inter-segment sales	16	178	167	26	3	(390)	-
Total sales	1,617	1,776	2,254	1,670	28	(390)	6,955

Segment operating income (loss)	435	399	294	135	(8)	(61)	1,194
Other income not allocated to the segments							16
Operating income							1,210

Financing expenses, net							(122)
Share in earnings of equity-accounted investees							4
Income before income taxes							1,092

Depreciation amortization and impairment	65	148	207	62	2	-	484

Capital expenditures	74	270	228	74	6	17	669
Capital expenditures as part of business combination	-	-	-	377	-	-	377

 ICL Group Limited Q3 2022 Results 47

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2022		7-9/2021		1-9/2022		1-9/2021		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	554	22	385	22	1,841	23	701	14	1,178	17
USA	418	17	269	15	1,124	14	789	16	1,091	16
China	342	14	288	16	1,212	15	788	16	1,060	15
India	168	7	48	3	352	4	134	3	213	3
Germany	103	4	74	4	323	4	263	5	345	5
United Kingdom	94	4	87	5	340	4	302	6	386	6
Spain	89	4	64	4	285	4	212	4	280	4
Israel	87	3	70	4	268	3	208	4	291	4
France	72	3	64	4	239	3	205	4	270	4
Netherlands	67	3	36	2	220	3	98	2	127	2
All other	525	19	405	21	1,720	23	1,217	26	1,714	24
Total	2,519	100	1,790	100	7,924	100	4,917	100	6,955	100

 ICL Group Limited Q3 2022 Results 48

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2022
Asia	157	326	144	61	-	(3)	685
Europe	136	156	227	211	4	(63)	671
South America	11	180	131	264	-	(11)	575
North America	110	113	193	33	-	(4)	445
Rest of the world	23	79	71	60	2	(92)	143
Total	437	854	766	629	6	(173)	2,519

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2021
Asia	149	107	177	45	-	(2)	476
Europe	121	89	154	174	5	(48)	495
South America	14	112	87	212	-	-	425
North America	86	43	132	30	-	-	291
Rest of the world	17	49	49	43	1	(56)	103
Total	387	400	599	504	6	(106)	1,790

 ICL Group Limited Q3 2022 Results 50

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2022
Asia	557	764	633	224	-	(27)	2,151
Europe	441	516	698	703	13	(170)	2,201
South America	31	836	428	653	-	(29)	1,919
North America	321	254	518	132	1	(7)	1,219
Rest of the world	67	230	202	183	3	(251)	434
Total	1,417	2,600	2,479	1,895	17	(484)	7,924

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2021
Asia	427	294	467	147	-	(13)	1,322
Europe	407	330	455	562	18	(130)	1,642
South America	49	240	251	257	-	(1)	796
North America	268	129	371	92	1	(4)	857
Rest of the world	44	136	139	120	2	(141)	300
Total	1,195	1,129	1,683	1,178	21	(289)	4,917

 ICL Group Limited Q3 2022 Results 51

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2021
Asia	597	478	617	206	1	(23)	1,876
Europe	530	430	611	727	23	(162)	2,159
South America	64	467	343	436	-	(5)	1,305
North America	363	209	491	127	1	(5)	1,186
Rest of the world	63	192	192	174	3	(195)	429
Total	1,617	1,776	2,254	1,670	28	(390)	6,955

 ICL Group Limited Q3 2022 Results 52

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 4 - Intangible Assets

A. Intangible assets with an indefinite useful life

Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment.

The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-generating units, the level of which is lower than the operating segment, as long as the acquired unit is presented in the Company's reportable segments. The examination of impairment of the carrying amount of the goodwill is made accordingly.

For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

As of September, 30	As of December, 31
2022	2021
$ millions	$ millions

Goodwill
Phosphate Solutions	107	114
Industrial Products	87	91
Growing Solutions	260	260
Potash	18	19
Other	18	18
	490	502
Trademarks	31	32
	521	534

B. Annual impairment testing

The Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 10.4% and a long‑term growth rate of 2.6%, reflecting the industries and markets in which the Company is engaged.

 ICL Group Limited Q3 2022 Results 53

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2022		September 30, 2021		December 31, 2021
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	327	297	423	409	407	408
Debentures bearing fixed interest
Marketable	1,349	1,241	1,512	1,721	1,524	1,730
Non-marketable	193	189	193	206	195	208
	1,869	1,727	2,128	2,336	2,126	2,346

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	September 30, 2022	September 30, 2021	December 31, 2021
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income	-	103	-

Level 2	September 30, 2022	September 30, 2021	December 31, 2021
	$ millions	$ millions	$ millions

Derivatives designated as economic hedge, net	(31)	1	15
Derivatives designated as cash flow hedge, net	(4)	77	120
	(35)	78	135

ICL Group Limited Q3 2022 Results 54

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

1.
On March 30, 2022, the general meeting of shareholders approved an equity-based award in the form of about 3 million non-marketable and non-transferable stock options for the years 2022 – 2024, under the amended 2014 Equity Compensation Plan, to the CEO and Chairman of the Board. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date (March 30, 2022). The fair value at the grant date was about $8 million.

2.	During the nine and three-month periods ended September 30, 2022, 6.8 million options and 4.7 million options were exercised, respectively.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)

February 8, 2022	March 8, 2022	169	0.13
May 10, 2022	June 15, 2022	307	0.24
July 26, 2022	September 14, 2022	376	0.29
November 8, 2022 *	December 14, 2022	314	0.24

*    The dividend will be distributed on December 14, 2022, with a record date for eligibility of November 30, 2022.

 ICL Group Limited Q3 2022 Results 55

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.
Note 17 to the Annual Financial Statements provides a disclosure regarding the Israeli Water Authority’s decision that fees will not be charged for water production within the concession area, based on the opinion of the Ministry of Justice, according to which the royalties arrangement established in the Dead Sea Concession Law, 5771-1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and therefore that it is not legally possible to impose additional charges for water fees in addition to the royalties (hereinafter – the Opinion). In September 2022, the Company was presented with two petitions filed in Israel’s Supreme Court, one by Adam Teva V’Din and the second by Lobby 99 Ltd., against the Water Authority, Israel’s Attorney General, the Ministry of Justice, Mekorot Water Company Ltd. and the Company. As part of the petitions, the petitioners requested that the Supreme Court rule that the said Opinion is incorrect and, therefore, the Company should be obliged to pay water fees for water extracted from wells in the concession area in addition to the payment of royalties beginning from the date of the amendment to the Water Law enacted in 2018. Accordingly, the petitioners requested that the Supreme Court order the Water Authority to collect water fees from the Company for the period between 2018-2020, which according to one of the petitioners, allegedly amounts to $24 million. In October 2022, a decision was made to hold a consolidated hearing regarding both petitions in April 2023. The Company rejects the claims made in the petitions and believes it is more likely than not that its position will be accepted.

2.
Further to Note 18 to the Annual Financial Statements regarding an application for certification of a class action with respect to the IT (Harmonization) project management and termination, in September 2022, the parties announced their agreement to resort to mediation. Considering the preliminary stage of the proceeding, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

3.
Note 18 to the Annual Financial Statements provides a disclosure regarding an application for certification of a class action which was filed against the Company, for alleged exploitation of its monopolistic position to charge consumers, in Israel, excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018. Following the Central District Court’s decision in March 2020 to grant the Company a motion for delay in proceedings, in September 2022 the proceedings were renewed, at the request of the applicants, following a decision made in July 2022 by the Supreme Court in a similar proceeding. The Company denies the allegations and believes it is more likely than not that its position will be accepted.

4.
Further to Note 18 to the Annual Financial Statements, regarding Energean's continued delays in supply of natural gas (NG) and the measures that the Company is taking to secure its supply of NG until full gas supply is obtained from Energean, or other sources. Recently, Energean started NG production activities. In order to ensure the ongoing operations of ICL’s facilities until Energean enters commercial production, the Company signed NG supply agreements with various market sources, including Leviathan reservoir, which are valid until the end of the first quarter of 2023. The Company believes it is more likely than not that it will obtain sufficient NG for its facilities in Israel until the full supply is obtained from Energean. The Company intends to exercise all its legal rights in connection with Energean's continuous delays.

 ICL Group Limited Q3 2022 Results 56

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont’d)

5.
Further to Note 15 to the Annual Financial Statements regarding the calculation of the Surplus Profit Levy, according to the Israeli Law for Taxation of Profits from Natural Resources (hereinafter - the Law), at the end of June 2022, a settlement agreement was signed with the Israeli Tax Authority, which entered into force on July 26, 2022. The settlement agreement provides final assessments for the tax years 2016-2020, as well as outlines understandings for the calculation of the levy for the years from 2021 and onwards.

In the second quarter of 2022, the Company recorded tax expenses for prior years in the amount of $188 million, including interest and linkage and net of corporate income tax, of which $124 million was in connection with the understandings reached regarding the measurement of fixed assets in the said final assessments (for 2016-2020).

6.
In June 2022, an unexpected flow of brine was discovered above the ground at the outskirts of an alluvial fan area, which according to initial tests by the Company, appears to have resulted from a combination of seepage from a certain area of the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9), which according to the Company's estimations does not exceed the approved design specifications of P-9, and unique ground conditions. The Company is continuously acting to rectify any resultant environmental impacts to the extent required, including, at the request of the Israeli Nature and Parks Authority, implementing a project involving the installation of sealing sheets over an approximately 2km long section of the 15km feeder canal in the area of the fan (hereinafter the Project). Completion of the Project is expected within a few months. The Company has already implemented intermediary actions to prevent increased salinity flow to the surface. In June 2022, as part of a hearing process, the District Manager of the Ministry of Environmental Protection recommended opening an investigation by the Green Police. As of the reporting date, the Company is not aware of any such investigation.

Considering the preliminary stage of the event, it is a difficult to estimate its outcome. Nevertheless, in the Company’s estimation, no material impact on the Company’s financial statements is expected.

7.
Further to Note 18 to the Company’s Annual Financial Statements regarding the regulation of Rotem Amfert Israel's Phosphogypsum storage area and the new approved master plan, in April 2022 Israel’s Planning Administration stated its position that the Company should pay insignificant fees to obtain required building permits. In June 2022, the Tamar Regional Council rejected this position. The Company believes that it is more likely than not that its position will be accepted in a legal proceeding to determine the amounts of fees under the current law.

8.
Note 18 to the Annual Financial Statements provides disclosure regarding the application for certification of a class action against the Company for alleged environmental hazards that resulted from the leakage of wastewater to a groundwater aquifer in the vicinity of the Bokek stream. The leakage began in the 1970’s during which time the Company was government owned and ended by 2000. Following a decision in April 2022 by the Be'er Sheva District Court to dismiss the application with prejudice, the plaintiffs filed an appeal in June 2022 to Israel’s Supreme Court against the district court’s decision. It is difficult to estimate the outcome of the appeal at this preliminary stage.

 ICL Group Limited Q3 2022 Results 57

Notes to the condensed consolidated interim financial statements as of September 30, 2022 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont’d)

9.
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in January 2022, the Company entered into a definitive agreement to sell its 50% share in its joint venture, Novetide Ltd., which was accounted for according to the equity method. In March 2022, the sale was completed. Consideration from the sale was $33 million, of which $8 million represents an estimate for the fair value of a contingent consideration. As a result, the Company recognized a capital gain of $22 million.

10.
Further to Note 18 to the Annual Financial Statements, regarding the expansion of gypsum and flotation ponds at YPH, in April 2022, the Company received an official certification enabling the required expansion of the ponds.

 ICL Group Limited Q3 2022 Results 58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 9, 2022